U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


RE: Supplemental Letter Addressing Comment #3 relating to the Boulder Creek Explorations, Inc. Form SB-2 filed on December 17, 2004.

         The events leading up to my temporary (90 days) suspension are as follows:

         In September of 1991 I traveled to La Costa California where I met John Spector president of Caprice Greystoke Enterprises a VSE listed company. Mr. Spector, his wife, daughter and Mother in law opened up 4 trading accounts with me. Mr. Spector was given full trading authority over these accounts.

         Between December 1991 and October 1992 Mr. Spector entered a number of trades through these accounts of which I entered into the market. The Vancouver stock exchange deemed a number of these trades to be such as to mislead the true market in Caprice Greystoke.

         They temporarily censured me for failing to tell my client these trades were misleading. They fully acknowledge that Mr. Spector initiated these trades as stated in the notice to members. They felt I should have acted as a gatekeeper to the market. No wrongdoing was blamed on me other than this. At the time I had only been licensed for less than 4 years. I am not restricted from employment as a Broker and I can at anytime re-enter the Canadian markets as a licensed investment advisor and have had this opportunity since October 1997. This was an internal matter of the Vancouver Stock Exchange and was never brought before the British Columbia Securities Exchange Commission. As such
Section 3(a)(39) does not apply to the current registration statement being filed.


Thank you
Puneet Sharan